FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





July 09, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp



   Determination of details regarding the specific terms of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan for Directors


TOKYO JAPAN, July 9, 2007 ----- TDK Corporation's (the "Company") announced the determination of the details regarding the specific terms of stock acquisition rights as stock options for a stock-linked compensation plan for Directors. The specific terms of these stock acquisition rights were resolved by the Company's Board of Directors held on June 28, 2007.

1. Total number of stock acquisition rights

 86

 The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

2. Number of stock acquisition rights allotted and number of eligible persons

 86 stock acquisition rights will be allotted to 7 Company directors.

3. Amount to be paid for stock acquisition rights

 JPY1,101,400
 JPY11,014 for each share

4. Class and number of shares to be issued upon the exercise of the stock acquisition rights

 The Company's common stock    8,600 shares

5. Amount to be invested when exercising stock acquisition rights

 JPY100 for each stock acquisition right
 JPY1 for each share



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